420 Montgomery Street San Francisco, CA 94104 February 25, 2025 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Re: Notice of Disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended Dear Ladies and Gentlemen, Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Wells Fargo & Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on February 25, 2025. Sincerely, /s/ MUNEERA S. CARR Muneera S. Carr Executive Vice President, Chief Accounting Officer and Controller _________________________ © 2025 Wells Fargo Bank, N.A.